June 17, 2015

Via EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: American Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
File No. 001-13653

Dear Mr. Rosenberg:

American Financial Group, Inc. (“AFG” or the “Company”) is responding to the Staff's comments in your letter dated June 3, 2015, regarding the above-referenced filing. For your convenience, the Staff’s comments are reproduced below in bold, italicized text and are followed by AFG's responses.

Notes to Consolidated Financial Statements
D. Fair Value Measurements, page F-15

1.
Refer to your disclosure of fixed maturity securities herein and in Note E. It is unclear to us why further disaggregation of your fixed maturity securities is not warranted. Please provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your determination of “major security types” and “classes” of securities that you present.

Company Response:
The majority of the investment-related disclosures mandated by ASC 320 are required to be presented separately for each “type” of security. In accordance with ASC 320-10-50-1B, we determined major security types based on the nature and risks of the securities. In determining whether disclosure for a particular security type is necessary and whether it is necessary to further separate a particular security type into greater detail, management considered all of the following: shared activity or business sector, vintage, geographic concentration, credit quality and other economic characteristics. ASC 942-320-50-2 requires all of the following major security types to be included in AFG’s ASC 320 disclosures regarding fixed maturity securities (to the extent applicable):

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
June 17, 2015

•	Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies

•	Debt securities issued by states of the United States and political subdivisions of the states

•	Debt securities issued by foreign governments

•	Corporate debt securities

•	Residential mortgage-backed securities

•	Commercial mortgage-backed securities

•	Collateralized debt obligations

•	Other debt obligations

Similar to the ASC 320 investment disclosures, the fair value disclosures required under ASC 820 must be presented separately for each “class” of assets and liabilities measured at fair value subsequent to initial recognition. In accordance with ASC 820-10-50-2B, a reporting entity determines the appropriate classes (level of disaggregation) of its assets and liabilities based on (a) the nature, characteristics, and risks of the asset or liability and (b) the level of the fair value hierarchy within which the fair value measurement is categorized.

The disclosures required by ASC 320 and ASC 820 are included in audited financial statement Note E, “Investments” and Note D, “Fair Value Measurements” to AFG’s Form 10-K for the year-ended December 31, 2014. In concluding that the level of disaggregation prescribed by ASC 942-320-50-2 provides sufficient and meaningful information for a user of AFG’s financial statements to understand the nature, characteristics and risks inherent in the Company’s fixed maturity portfolio, management considered the following:

•
As highlighted by the disclosure on page 32 of AFG’s Form 10-K for the year-ended December 31, 2014, under Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investments, AFG’s portfolio of debt securities issued by U.S. states, municipalities and political subdivisions is very highly rated (98% investment grade at December 31, 2014) and its general obligation bonds are not concentrated geographically. Since the risk is widely distributed with no significant concentrations, management believes that additional disaggregation of the state, municipalities and political subdivisions portion of AFG’s fixed maturity portfolio within the audited financial statements would not be material to users of the financial statements.

•
As highlighted by the disclosure on page 92 of AFG’s Form 10-K for the year-ended December 31, 2014, under Item 7A — Quantitative and Qualitative Disclosures of Market Risk, AFG does not have a material exposure to European debt and did not own any sovereign debt issued by Greece, Portugal, Ireland, Italy or Spain at December 31, 2014. Due to the small overall size of AFG’s portfolio of foreign government debt securities and lack of exposure to higher risk jurisdictions, management believes that additional disaggregation of the foreign government portion of AFG’s fixed maturity portfolio within the audited financial statements would not be material to users of the financial statements.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
June 17, 2015

•
As highlighted by the disclosure on page 31 of AFG’s Form 10-K for the year-ended December 31, 2014, under Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investments, over 99% of AFG’s commercial mortgage-backed securities were rated investment grade at December 31, 2014. In addition, the fair value of AFG’s portfolio of residential mortgage-backed securities significantly exceeded the amortized cost of those investments across all collateral types at December 31, 2014, which is indicative of the similar level of risk across the collateral types. Because investment ratings are based primarily on the probability of loss without regard to the severity of loss, management does not believe that investment ratings are a meaningful way to analyze AFG’s portfolio of non-agency residential mortgage-backed securities, particularly considering the significant discount to face value at which many of these securities were purchased. Noting the unrealized gain position across collateral types and the fact that no individual collateral type represented more than 7% of the fair value of AFG’s overall portfolio of fixed maturity securities, management believes that additional disaggregation of the residential or commercial mortgage-backed securities portions of AFG’s fixed maturity portfolio within the audited financial statements would not be material to users of the financial statements.

•
Over 90% of AFG’s securities included in the “corporate and other” portion of its fixed maturity portfolio were rated investment grade at December 31, 2014. Accordingly, management believes that the securities in this class are sufficiently similar and that additional disaggregation of the “corporate and other” portion of AFG’s fixed maturity portfolio by credit quality within the audited financial statements would not be material to users of the financial statements.

•
Management believes that disaggregating its fixed maturity portfolio into seven types/classes provides sufficient information to users of its financial statements to adequately understand the composition of AFG’s portfolio. Given the judgment inherent in applying this accounting guidance, management believes adding additional types/classes to multiple disclosures would not provide material information to financial statement users and might impair the effectiveness of the disclosure.

•
Based on the periodic review of peer company filings, management believes that the disaggregation of securities in AFG’s current ASC 320 and ASC 820 disclosures is consistent with standard industry practice and therefore provides sufficient comparability for users of AFG’s financial statements when evaluated against our peers.

•
ASC 820 acknowledges that determining the appropriate level of disaggregation requires judgment and provides that if another ASC Topic (e.g. ASC 942-320-50-2) specifies the class for an asset (or a liability) that meets the requirements of ASC 820-10-50-2B, a reporting entity may use that class in providing the required ASC 820 disclosures. Management believes that using consistent disaggregation between the ASC 320 and ASC 820 disclosures improves transparency and benefits the users of AFG’s financial statements.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
June 17, 2015

Based on the analysis above, management believes that the Company has met the disaggregation requirements of ASC 320-10-50-1B and ASC 820-10-50-2B. While management believes that the level of disaggregation in the audited financial statements is sufficient to allow those statements to stand on their own, the supplemental disclosures included under Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investments and Item 7A — Quantitative and Qualitative Disclosures of Market Risk are available to users of the financial statements who desire more insight regarding management’s view of the Company’s investment portfolio. In addition, investors who desire an even more granular view of AFG’s fixed maturity portfolio should be aware that individual security level information is publicly available in each of our insurance companies’ Statutory Annual Statements, which are available in searchable datasets.

AFG continuously monitors the overall make-up and characteristics of its investment portfolio. Management confirms its understanding that changes in the portfolio over time may require further disaggregation in the Company’s ASC 320 and ASC 820 disclosures.

2.
Refer to your discussion of valuation techniques used to fair value your fixed maturity securities. Please provide us, for each “class” of Level 2 fixed maturity securities, the valuation technique(s) and inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

Company Response:
In accordance with ASC 820-10-50-2bbb, a reporting entity is required to provide a description of the valuation techniques and the inputs used in the fair value measurements for each class of assets (or liabilities) that is categorized as Level 2 or Level 3 in the fair value hierarchy.

As discussed in Note D, “Fair Value Measurements” to AFG’s Form 10-K for the year-ended December 31, 2014, AFG uses data from outside sources, including nationally recognized pricing services and broker/dealers, in establishing the fair value of its fixed maturity securities. Prices for the majority of the Company’s Level 2 fixed maturity securities were determined using unadjusted prices received from pricing services. In cases where data from pricing services is used to determine fair value, AFG queries the pricing services regarding general pricing inputs by asset class, as well as specific pricing inputs on a sample of securities, as part of the quarterly financial reporting process. According to published information and “deep dive” data on specific fixed maturity securities provided by these pricing services, the valuation techniques are primarily the market and income approaches and the inputs generally used include benchmark yields, reported trade data, issuer spreads, benchmark securities and executable quotes and other information from market participants’ across most asset classes. Valuation techniques utilized by pricing services are reviewed, including the verification (on a test basis) of the inputs used by the service to value specific securities, by AFG’s internal investment professionals who are responsible for pricing AFG’s securities and are familiar with the securities being priced and the markets in which they trade to ensure the fair value determination is representative of an exit price.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
June 17, 2015

While management considered providing separate disclosure for each class, the Company ultimately decided that since the list of observable inputs and valuation techniques are substantially similar across all fixed maturity security asset classes, the current summarized presentation of its valuation techniques and inputs concisely meets the criteria of ASC 820-10-50-2bbb and allows users of AFG’s financial statements to assess the relative subjectivity of the various fixed maturity fair value measurements without repetition of the same inputs multiple times. These financial statement disclosures are supplemented by the investment related disclosures presented on pages 30-31 of AFG’s Form 10-K for the year-ended December 31, 2014, under Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investments. These supplemental disclosures include the percentage of AFG’s fixed maturity portfolio that is priced using pricing services, information regarding the observable inputs used by pricing services to estimate fair value, and information related to AFG’s process to ensure the fair value determination based on information received from pricing services is representative of an exit price.

* * * * * * * *

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the information set forth above, please feel free to contact me at (513) 369-3696.

American Financial Group, Inc.

BY: /s/ Joseph E. (Jeff) Consolino
       Joseph E. (Jeff) Consolino
       Executive Vice President and
       Chief Financial Officer

cc:    Ms. Tabatha McCullom
         Mr. Joel Parker